SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Results of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2006

The annual general meeting of shareholders of Woori Bank, a wholly owned subsidiary of Woori Finance Holdings Co., Ltd., was held on March 26, 2007 and all three agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date & Time: March 26, 2007, 10:00 a.m.

•	Agenda:

1) Approval of financial statements for fiscal year 2006

2) Partial amendment of the articles of association

3) Appointment of directors

•	Agenda details

1) Approval of financial statements for fiscal year 2006

		(units: in millions of won)

Total Asset	166,405,304	Revenue	14,280,872
Total Liability	155,108,700	Operating Revenue	1,623,990
Paid-in-capital	3,179,783	Net Income	1,642,734
Shareholder’s Equity	11,296,604	Earnings per share (KRW)	2,583

* Approval of dividend for fiscal year 2006	(units: in KRW	)

Items	FY 2006
Dividend per share	668
Dividend amount	424,818,995,440

2) Partial amendment of the articles of association

Amendments to the articles of association to delineate more clearly the roles of the Bank CEO and the Chairman of the Board of Directors.

3) Appointment of Directors

  – Executive directors

Name	Date of Birth	Work & Academic Background
Hae-Choon Park	May 25, 1948	- CEO of LG Card - B.B.A. in Mathematics, Yonsei University - Completed Advanced Management Program of Korea University

Soon Woo Lee	Dec. 15, 1950	- Head, Consumer Banking Business Unit - B.B.A. in Law, Sungkyunkwan University

Won-Keun Yang	Sep. 17, 1956	- Chief Research Analyst, IBK Economy Research Institute - B.B.A. in Economics, Korea University - Ph.D. in Business Administration, University of Georgia

  – Appointment of non-standing directors as Audit Committee members

Name	Date of Birth	Work & Academic Background
Byong-Won Bahk	Sep. 24, 1952

- Current) Chairman of Woori Finance Holdings-designate

- Vice Minister of Finance and Economy

- B.B.A. in Law, Seoul National University

- Masters in Law, Seoul National University

- Masters in Economics, University of Washington

Moon Hwan Kim	Jan. 10, 1946	- Current) President of Kookmin University - Dean, Graduate School of Intellectual Property, Kookmin University - B.B.A. in Law, Seoul National University - Ph.D. in Law, Seoul National University

Sung-Keun Ha	Aug. 10, 1946

- Current) Professor, College of Business and Economics, Yonsei University

- Non-standing Commissioner of Financial Supervisory Commission

- B.B.A. in History, Yonsei University

- Masters in Political Science, Yonsei University

- Ph. D in Economics, Indiana State University

Kyung-Hee Yoon	Jan. 05, 1947

- Current) Country Head, ABN Amro Asia Limited Seoul Branch

- Non-standing Director of Kookmin Bank

- B.B.A. in Law, Seoul National University

- Completed Advanced Management Program of Korea University

- Completed Executive Education of Stanford University

Kyung-Soo Choi	Nov. 25, 1950

- Current) Professor, College of Business Administration, Keimyung University

- Administrator of Public Procurement Service

- B.B.A. in Geography, Seoul National University

- Masters in Economics, Keio University

- Ph.D. in Economics, Soongsil University

Jong-Man Kang	Oct. 11, 1952

- Current) Senior research fellow, Korea Institute of Finance

- Member of Committee, Financial Policy Advisory Council

- B.B.A. in Business Administration, Seoul National University

- Masters in Business Administration, Seoul National University

- Ph. D in Business Administration, Florida State University

Heyon-Chul Joe	July 04, 1957	- Current) Director General, Office of Strategic Innovation, KDIC - Head of Yeongnam Regional Office, KDIC - B.B.A. in Economics, Dankook University - Masters in Economics, Yonsei University

Han-Ju Kim	Oct. 22, 1960	- Current) Representative Lawyer, Dongsuh Law Offices - Director, Public Sector Management Bureau of Government Reform Office, Ministry of Planning & Budget - B.B.A. in Law, Seoul National University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 27, 2007	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director